UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO
RULE 13a-16 OR 15D-16 UNDER THE SECURITIES
EXCHANGE ACT OF 1934

For the month of JANUARY 2003

FIAT S.p.A.

Via Nizza 250
Torino, Italy 10126

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F [X]          Form 40-F [  ]

Indicate by check mark whether the registrant by
furnishing the information contained in this form
is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the
Securities Exchange Act of 1934.)

Yes  [  ]          No [X]

RUMORS ABOUT PLANS FOR FIAT

In response to increasing media speculation over rumored plans for Fiat, the Company reiterates that it has never received any proposal and confirms that the only valid business and financial plan is the one approved by the Company Board of Directors, endorsed by the controlling Stockholder and the financing Banks, and, in regard to restructuring of Fiat Auto, agreed on with the Italian Government.

The Fiat Auto plan envisages substantial investments in new products and the distribution network, permitting complete recovery of the Company regardless of the future outcome of the agreement with General Motors.

The positive results deriving from this plan are already beginning to be felt, with a significant reduction in operating losses over the past four months.

Even more significant progress is being made on the financial front, where, according to preliminary figures, we expect that the latest divestments and improved cash flow in the fourth quarter of 2002 will allow the Group to achieve a significantly stronger net financial position than what was agreed on with its creditor banks.

Turin, January 3, 2003

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: January 3, 2003

FIAT S.p.A.

	BY:	/s/ James J. Kennedy James J. Kennedy Power of Attorney